UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

                International Shipholding Corporation
(Name of Issuer)

                Common Stock, $1.00 par value
(Title of Class of Securities)

                460321 20 1
(CUSIP Number)

                December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.     460321 20 1
______________________________________________________________________________

1.     Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Niels Mercer Johnsen
______________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
______________________________________________________________________________

3.     SEC Use Only
______________________________________________________________________________

4.     Citizenship or Place or Organization    United States
________________________________________________________________________

Number of                             5.  Sole Voting Power      233,763
Shares Bene-
ficially                                    6.  Shared Voting Power     224,622
Owned by Each
Reporting                              7.  Sole Dispositive Power     153,763
Person With:
      8.  Shared Dispositive Power     224,622
______________________________________________________________________________

9.             Aggregate Amount Beneficially Owned by Each Reporting Person     458,385
______________________________________________________________________________

10.             Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)                                  N/A
______________________________________________________________________________

11.             Percent of Class Represented by Amount in Row (9)     6.19%
______________________________________________________________________________

12.             Type of Reporting Person (See Instructions)     IN

Item 1.

(a)      Name of Issuer                           International Shipholding Corporation

(b)      Address of Issuer’s Principal Executive Offices                             11 North Water Street
Suite 18290
Mobile, Alabama 36602

Item 2.

(a)      Name of Person Filing            Niels Mercer Johnsen

(b)      Address of Principal Business Office or, if none, Residence                        One Whitehall Street
New York, New York  10004
(c)      Citizenship                      United States of America

(d)      Title of Class of Securities       Common Stock, $1.00 par value

(e)      CUSIP Number                           460321 20 1

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.              Ownership.

(a)      Amount beneficially owned:    458,385       .

(b)      Percent of class:         6.19%       .

(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote        233,763          .

(ii)      Shared power to vote or to direct the vote       224,622     .

(iii)           Sole power to dispose or to direct the disposition of         153,763      .

(iv)           Shared power to dispose or to direct the disposition of       224,622     .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the securities reported in response to Item 4 are shares held by a corporation of which the reporting person is a director and a vice president. The corporation has the sole right to receive dividends from and the proceeds from the sale of 224,622 shares which is less than five percent of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/08/2010
Date

/s/ Niels Mercer Johnsen
Signature

Niels Mercer Johnsen
Name

Attention
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).